EXHIBIT 99.1

Evaxion obtains pre-clinical Proof-of-Concept for mRNA Gonorrhea vaccine candidate EVX-B2

  New pre-clinical data demonstrates that the novel EVX-B2 mRNA vaccine candidate triggers a targeted immune response
  The specific immune response leads to the elimination of the gonorrhea bacteria
  The data confirm that Evaxion’s AI-Immunology™ platform is delivery modality agnostic

COPENHAGEN, Denmark, Sept. 09, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces new pre-clinical data demonstrating the ability of its novel EVX-B2 mRNA Gonorrhea vaccine candidate in eliminating gonorrhea bacteria by triggering a targeted immune response.

This new data, which will be presented today at the 18th Vaccine Congress taking place in Lisbon, Portugal, provides strong Proof-of-Concept (PoC) for the mRNA-based version of EVX-B2 in a pre-clinical setting.

EVX-B2 was initially designed as a protein-based prophylactic vaccine candidate for which pre-clinical PoC has already been obtained. The novel pre-clinical data for the mRNA-version of the vaccine substantiates that AI-Immunology™ identified vaccine antigens are delivery modality agnostic and can be applied across different vaccine modalities. The new data has been generated in collaboration with Afrigen Biologics.

“We are pleased to announce the pre-clinical PoC for EVX-B2, thereby reaching another of our milestones for 2024 according to plan as we continue to execute on our strategy. It is exciting to see yet another validation of our AI-Immunology™ platform and its potential to help develop new and better treatments also for bacterial diseases. In the case of Gonorrhea, no vaccine exists today, so we have an opportunity here to develop a potentially groundbreaking treatment. Further, the data confirms that our platform is delivery modality agnostic, which is a very strong value proposition towards existing and new partners,” says Christian Kanstrup, CEO of Evaxion.

Petro Terblanche, CEO of Afrigen Biologics, expresses the company’s excitement with the latest results from the collaboration between Afrigen and Evaxion: “As the antimicrobial resistance challenges globally escalate and effective interventions against increases in cases of Gonorrhea worldwide becomes a public health priority, we are excited to have achieved the pre-clinical PoC for the mRNA version of EVX-B2 as a potential future vaccine product.”

Presentation details:

Abstract Title:	Development of a broadly protective AI-Immunology™ identified Neisseria gonorrhoeae mRNA vaccine
Session:	Breakout Session 1 - Computational Design of New Vaccines (AI) (AI approaches in Vaccine Development)
Date/Time:	September 9 at 13.45-14.00 CET
Presenter:	Sophie Schussek, Project Manager, Infectious Disease at Evaxion

About Gonorrhea (N. gonorrhoeae)
Identified by the US Centers for Disease Control and Prevention (CDC) as one of the World’s five most urgent antibiotic resistance threats, Gonorrhea can result in ectopic pregnancy, infertility, and life-threatening sepsis infection. Furthermore, Gonorrhea can increase the risk of getting and giving HIV 5-fold. According to the CDC, every year in the United States alone there are 1.14 million new gonorrhea infections, including 550,000 estimated drug-resistant infections related to Gonorrhea, that lead to annual direct medical costs of approximately $133.4 million.

About Afrigen Biologics
Afrigen Biologics is a biotech start-up company based in Cape Town, South Africa, and is a leading innovator in the field of medical biotechnology on the continent, dedicated to advancing healthcare through cutting-edge research and development. With a commitment to excellence and a passion for innovation, Afrigen strives to deliver transformative therapies that make a meaningful difference in patients' lives. Having successfully established the WHO/MPP mRNA Vaccine Technology Transfer hub in South Africa, Afrigen is well on its way to locally develop and manufacture mRNA vaccines focusing on disease burden in Africa and other low-middle-income countries. Furthermore, Afrigen, through international partnerships and local capacity building, has established the first-ever vaccine adjuvant production and formulation technology center on the African continent focusing on next-generation vaccine adjuvants, which are not only geared at preventing disease but have therapeutic value. Afrigen was founded by the Industrial Development Corporation, which holds 49% equity in Afrigen, while Avacare Health holds 51%. For more information in Afrigen, please visit https://www.afrigen.co.za/

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

Source: Evaxion Biotech